Filed by Mercantile Bank Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Mercantile Bank Corporation

Commission File No.: 000-26719

Date: October 15, 2013

Mercantile Bank Corporation Reports Strong Third Quarter 2013 Results

Diluted earnings per share increased 33 percent

Asset quality continues to improve

GRAND RAPIDS, Mich., October 15, 2013 – Mercantile Bank Corporation (NASDAQ: MBWM) (“Mercantile”) reported net income attributable to common shares of $3.5 million, or $0.40 per diluted share, for the third quarter of 2013, compared with net income attributable to common shares of $2.6 million, or $0.30 per diluted share, for the prior-year period.

The third quarter was highlighted by:

•	New loan originations of approximately $74 million

•	Increased profitability driven by improved asset quality

•	Nonperforming assets declined 66 percent from a year ago; currently represent only 0.9 percent of total assets

•	No loans were in the 30- to 89-days delinquent category at quarter end

•	Improved net interest margin remains well above historical average

•	Announced fourth quarter cash dividend of $0.12 per common share, reflecting a current annual yield of approximately 2.3 percent

•	Definitive merger agreement signed with Firstbank Corporation; after-tax merger-related costs were $0.7 million for the quarter

“Mercantile’s very strong performance continued through the third quarter of 2013 as we continued to demonstrate leadership in our markets,” said Michael Price, Chairman and CEO of Mercantile. “Mercantile delivered strong operating results, improved financial strength and continued to build momentum in an improving regional economy. We continue to be encouraged by positive trends in new business development and remain confident that our year-to-date performance is indicative of the opportunities available to us over the remainder of 2013 and into 2014.”

Operating Results

Total revenue, which consists of net interest income and noninterest income, was $13.7 million during the third quarter of 2013, up slightly from the $13.6 million generated during the prior-year third quarter. The increase in total revenue during the 2013 period resulted from higher net interest income, which more than offset lower noninterest income. Net interest income during the third quarter of 2013 was $12.0 million, up $0.4 million or 3.5 percent from the third quarter of 2012, reflecting a 0.4 percent increase in average earning assets and a 9 basis point increase in the net interest margin. The net interest margin during the third quarter of 2013 was 3.76 percent, up from 3.67 percent during the comparable 2012 period.

Noninterest income during the third quarter of 2013 was $1.7 million, down 18.2 percent from $2.1 million during the prior-year third quarter. The decrease in noninterest income during the 2013 period primarily resulted from lower rental income on foreclosed properties and residential mortgage banking fee income.

Mercantile recorded a negative $1.7 million provision for loan losses during the third quarter of 2013 compared to a negative provision of $0.4 million for the third quarter of 2012. The negative provision expense is the result of several factors, including continued progress in loan recoveries and collections, a reduced level of loan-rating downgrades and ongoing loan-rating upgrades as the quality of the loan portfolio continues to improve. Loan recoveries totaled $2.0 million during the third quarter of 2013, while loan charge-offs not specifically reserved for in prior periods amounted to only $0.1 million, resulting in a net positive impact of $1.9 million on provision expense.

Noninterest expense totaled $9.9 million during the third quarter of 2013, down $0.3 million or 2.6 percent from the prior-year third quarter. Costs associated with the administration and resolution of problem assets, including legal expenses, property tax payments, appraisal costs and write-downs on foreclosed properties, totaled $0.4 million during the third quarter of 2013, down $1.2 million or 76.3 percent from the $1.6 million expensed during the third quarter of 2012. Gains on sales of other real estate, which are netted against problem asset costs, totaled $0.3 million during the third quarter of 2013. The reduction in problem asset costs reflects the continuation of Mercantile’s aggressive approach to managing and resolving problem assets. After-tax merger-related costs totaled $0.7 million for the quarter.

Mr. Price continued: “We were particularly pleased with the financial performance of our loan portfolio. We recorded a $1.7 million negative provision during the third quarter in large part due to $2.0 million in recoveries. We continue to prune our loan portfolio while taking advantage of new business opportunities in our region. We have the ability to be flexible and opportunistic as we pursue disciplined growth for long-term performance.”

Balance Sheet

As of September 30, 2013, total assets were $1.42 billion, down $0.9 million or 0.1 percent from December 31, 2012; total loans increased $34.3 million, or 3.3 percent, to $1.08 billion over the same time period. Compared to September 30, 2012, total assets grew $33.6 million, or 2.4 percent, and total loans grew $40.2 million, or 3.9 percent. Approximately $60 million in loans to new borrowers were originated during the third quarter as continuing relationship building efforts have led to increased lending opportunities.

Commercial-related real estate loans continue to comprise a majority of Mercantile’s loan portfolio, representing approximately 67 percent of total loans as of September 30, 2013. Non-owner occupied commercial real estate (“CRE”) loans, totaling $368 million or 34.2 percent of total loans as of September 30, 2013, increased $68.4 million or 22.9 percent during the last twelve months. Owner-occupied CRE loans, totaling $259 million or 24.1 percent of total loans at the end of the current year third quarter, declined $17.4 million or 6.3 percent since September 30, 2012. Commercial and industrial loans totaled $287 million or 26.7 percent of total loans as of September 30, 2013, up from $272 million or 26.3 percent of total loans as of September 30, 2012.

LOAN COMPOSITION

($000s)	9/30/13	6/30/13	3/31/13	12/31/12	9/30/12
Commercial:
Commercial & Industrial	$286,887	$279,300	$272,890	$285,322	$271,814
Land Development & Construction	40,741	42,170	45,174	48,099	56,622
Owner Occupied CRE	258,656	253,172	253,089	259,277	276,185
Non-Owner Occupied CRE	368,301	357,452	327,776	324,886	299,356
Multi-Family & Residential
Rental Properties	53,178	53,522	50,035	50,922	53,434

Total Commercial	1,007,763	985,616	948,964	968,506	957,411

Retail:
1-4 Family Mortgages	31,149	35,709	35,735	33,766	38,454
Home Equity & Other Consumer Loans	36,575	37,337	38,257	38,917	39,423

Total Retail	67,724	73,046	73,992	72,683	77,877

Total	$1,075,487	$1,058,662	$1,022,956	$1,041,189	$1,035,288

Mercantile has continued its efforts to improve liquidity by growing local deposits and reducing wholesale funding. As of September 30, 2013, total deposits were $1.12 billion, up $13.9 million from September 30, 2012. By comparison, local deposits increased $76.9 million to $904 million over the past year, representing 80.6 percent of total deposits compared to 74.7 percent at September 30, 2012. Growth in local deposits was driven primarily by new commercial relationships, the introduction of innovative new products, various deposit-gathering initiatives and enhanced advertising and branding campaigns.

Wholesale funds were $262 million, or 21.3 percent of total funds, as of September 30, 2013, compared to $305 million, or 24.7 percent of total funds, as of December 31, 2012, and $315 million, or 26.2 percent of total funds, as of September 30, 2012.

Short-term investments, consisting of federal funds sold and interest-bearing bank deposits, averaged $65.9 million during the third quarter of 2013. In addition to its short-term investments, Mercantile had approximately $147 million of borrowing capacity through various established lines of credit to meet potential funding needs, as well as approximately $38 million of unpledged U.S. Government securities as of September 30, 2013.

Asset Quality

Nonperforming assets (“NPAs”) at September 30, 2013 were $12.2 million, or 0.9 percent of total assets, compared to $25.9 million as of December 31, 2012, and $35.9 million as of September 30, 2012 (1.8 percent and 2.6 percent of total assets, respectively). This represents a reduction of $13.7 million or 53.1 percent from the end of 2012, and a decline of $23.7 million or 66.2 percent from the year-ago quarter-end.

Robert B. Kaminski, Jr., Mercantile’s Executive Vice President and Chief Operating Officer, noted: “We remain pleased with our ongoing success in improving asset quality and the dramatic decline in nonperforming assets over the past several years. The actions taken over the past several years reflect our aggressive stance to move troubled assets off our balance sheet. Nonperforming assets now represent only 0.9 percent of our total assets and our 30-to 89-day delinquent loans continue at a nominal level. We are grateful to the entire Mercantile team for all their hard work on this initiative, while staying true to our community banking roots, maintaining a steady focus on meeting the needs of our existing customers and driving the growth of new relationships in our markets. While our markets remain competitive, we believe we are benefiting from our robust sales programs and marketing initiatives and the overall value that Mercantile brings to clients as evidenced by the $74 million in loans to new borrowers we originated in the third quarter.”

Nonperforming loans (“NPLs”) totaled $8.6 million as of September 30, 2013, down $1.9 million and $16.2 million, respectively, from the linked quarter-end and the year-ago quarter-end, while foreclosed real estate and repossessed assets declined $0.4 million and $7.6 million, respectively, from the linked and year-ago quarter-ends. CRE loans represented 46.1 percent of NPLs, or $4.0 million at September 30, 2013. Investor-owned nonperforming CRE loans accounted for $3.3 million of total CRE NPLs, while owner-occupied CRE NPLs accounted for $0.7 million. Owner-occupied and rental residential NPLs totaled $2.9 million or 33.2 percent of total NPLs as of September 30, 2013.

NONPERFORMING ASSETS

($000s)	9/30/13	6/30/13	3/31/13	12/31/12	9/30/12
Residential Real Estate:
Land Development	$538	$936	$1,370	$2,362	$3,318
Construction	89	89	448	476	645
Owner Occupied / Rental	3,078	3,516	4,027	4,812	5,426

	3,705	4,541	5,845	7,650	9,389

Commercial Real Estate:
Land Development	633	681	755	789	1,158
Construction	0	0	0	0	0
Owner Occupied	1,219	1,566	2,708	3,534	6,395
Non-Owner Occupied	5,490	6,898	8,722	13,232	17,613

	7,342	9,145	12,185	17,555	25,166

Non-Real Estate:
Commercial Assets	1,111	755	869	734	1,386
Consumer Assets	0	1	1	1	1

	1,111	756	870	735	1,387

Total	$12,158	$14,442	$18,900	$25,940	$35,942

During the third quarter of 2013, Mercantile added only $0.9 million of NPAs to its problem asset portfolio, while disposing of $3.2 million through a combination of principal payments and asset sales ($2.9 million), loan charge-offs ($0.1 million), and foreclosed asset valuation write-downs ($0.2 million). In total, NPAs decreased by a net $2.3 million, or 15.8 percent, during the third quarter of 2013.

NONPERFORMING ASSETS RECONCILIATION

($000s)	3Q 2013	2Q 2013	1Q 2013	4Q 2012	3Q 2012
Beginning balance	$14,442	$18,900	$25,940	$35,942	$40,069
Additions	852	495	692	3,691	158
Returns to performing status	0	0	0	(37)	0
Principal payments	(2,362)	(1,988)	(3,512)	(6,960)	(1,245)
Sale proceeds	(528)	(2,374)	(1,887)	(4,858)	(1,190)
Loan charge-offs	(56)	(319)	(2,116)	(1,202)	(1,003)
Valuation write-downs	(190)	(272)	(217)	(636)	(847)

Total	$12,158	$14,442	$18,900	$25,940	$35,942

Net loan recoveries were $1.9 million during the third quarter of 2013, or an annualized negative 0.7 percent of average loans, compared with net loan recoveries of $0.4 million (negative 0.2 percent annualized) and net loan charge-offs of $1.5 million (0.6 percent annualized) for the linked and prior-year quarters, respectively.

NET LOAN CHARGE-OFFS (RECOVERIES)

($000s)	3Q 2013	2Q 2013	1Q 2013	4Q 2012	3Q 2012
Residential Real Estate:
Land Development	$(387)	$(119)	$690	$(119)	$77
Construction	0	0	0	0	0
Owner Occupied / Rental	(105)	(301)	479	16	166

	(492)	(420)	1,169	(103)	243

Commercial Real Estate:
Land Development	0	30	(210)	55	16
Construction	0	0	0	0	0
Owner Occupied	(74)	(6)	54	515	86
Non-Owner Occupied	(1,215)	79	61	(112)	1,317

	(1,289)	103	(95)	458	1,419

Non-Real Estate:
Commercial Assets	(172)	(95)	69	(935)	(148)
Consumer Assets	5	1	(1)	(35)	13

	(167)	(94)	68	(970)	(135)

Total	$(1,948)	$(411)	$1,142	$(615)	$1,527

Capital Position

Shareholders’ equity totaled $150 million as of September 30, 2013, an increase of $3.2 million from year-end 2012. The Bank remains “well-capitalized” with a total risk-based capital ratio of 15.3 percent as of September 30, 2013, compared to 14.7 percent at December 31, 2012. At September 30, 2013, the Bank had approximately $64 million in excess of the 10.0 percent minimum regulatory threshold required to be considered a “well-capitalized” institution. Mercantile reported 8,707,534 total shares outstanding at September 30, 2013.

Reflecting the continued strength of Mercantile’s operating performance and capital position, on October 10, 2013, the Board of Directors declared a fourth quarter cash dividend of $0.12 per common share, which is payable on December 10, 2013 to shareholders of record on November 8, 2013.

Mr. Price concluded: “As we work to consummate our merger of equals with Firstbank Corporation, we continue to make steady progress within the current Mercantile franchise. We believe that this business combination will bring together two very strong community banks to create a major Michigan financial institution. We continue to be a premier community bank with strong customer relationships and a growing pipeline of new business opportunities. The ongoing recovery in the Michigan economy is an additional tailwind for our business. We are optimistic about our ability to create a combined business enterprise that can deliver disciplined growth and increasing value to our shareholders based on steady improvement in financial performance, a strong capital position and new market opportunities in western and central Michigan.”

About Mercantile Bank Corporation

Based in Grand Rapids, Michigan, Mercantile Bank Corporation is the bank holding company for Mercantile Bank of Michigan. Founded in 1997 to provide banking services to businesses, individuals and governmental units, the Bank differentiates itself on the basis of service quality and the expertise of its banking staff. Mercantile has seven full-service banking offices in Grand Rapids, Holland and Lansing, Michigan. Mercantile Bank Corporation’s common stock is listed on the NASDAQ Global Select Market under the symbol “MBWM.”

Forward-Looking Statements

This news release contains comments or information that constitute forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) that are based on current expectations that involve a number of risks and uncertainties. Actual results may differ materially from the results expressed in forward-looking statements. Factors that might cause such a difference include changes in interest rates and interest rate relationships; demand for products and services; the degree of competition by traditional and nontraditional competitors; changes in banking regulation or actions by bank regulators; changes in tax laws; changes in prices, levies, and assessments; the impact of technological advances; governmental and regulatory policy changes; the outcomes of contingencies; trends in customer behavior as well as their ability to repay loans; changes in local real estate values; changes in the national and local economies; and other factors, including risk factors, disclosed from time to time in filings made by Mercantile with the Securities and Exchange Commission. Mercantile undertakes no obligation to update or clarify forward-looking statements, whether as a result of new information, future events or otherwise.

Important Information for Investors

Communications in this press release do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger and issuance of Mercantile common stock in connection with the proposed merger will be submitted to Mercantile’s shareholders for their consideration, and the proposed merger will be submitted to Firstbank’s shareholders for their consideration. On September 17, 2013 Mercantile filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a preliminary joint proxy statement to be used by Mercantile and Firstbank to solicit the required approval of their respective shareholders in connection with the proposed merger, and will constitute a prospectus of Mercantile. Mercantile and Firstbank may also file other documents with the SEC concerning the proposed merger. INVESTORS AND SECURITY HOLDERS OF MERCANTILE AND FIRSTBANK ARE URGED TO READ THE JOINT PROXY STATEMENT AND PROSPECTUS REGARDING THE PROPOSED MERGER AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN AND WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the joint proxy statement and prospectus and other documents containing important information about Mercantile and Firstbank, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Mercantile will be available free of charge on Mercantile’s website at www.mercbank.com under the tab “Investor Relations.” or by contacting Charles Christmas, Chief Financial Officer, at 616-726-1202. Copies of documents filed with the SEC by Firstbank will be available free of charge on Firstbank’s website at www.firstbankmi.com under the tab “Investor Relations.” or by contacting Samuel Stone, Executive Vice President and Chief Financial Officer at (989) 466-7325.

Participants in the Transaction

Mercantile, Firstbank and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Mercantile and Firstbank in connection with the proposed transaction. Information about the directors and executive officers of Mercantile is set forth in its proxy statement for its 2013 annual meeting of shareholders, which was filed with the SEC on March 15, 2013. Information about the directors and executive officers of Firstbank is set forth in its proxy statement for its 2013 annual meeting of shareholders, which was filed with the SEC on March 15, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement and prospectus and other relevant materials to be filed with the SEC.

FOR FURTHER INFORMATION:

AT MERCANTILE BANK CORPORATION:

Michael Price	Charles Christmas
Chairman & CEO	Chief Financial Officer
616-726-1600	616-726-1202
mprice@mercbank.com	cchristmas@mercbank.com

Mercantile Bank Corporation

Third Quarter 2013 Results

MERCANTILE BANK CORPORATION

CONSOLIDATED BALANCE SHEETS

	SEPTEMBER 30,	DECEMBER 31,	SEPTEMBER 30,
	2013	2012	2012
	(Unaudited)	(Audited)	(Unaudited)
ASSETS
Cash and due from banks	$33,207,000	$20,302,000	$15,311,000
Interest-bearing deposit balances	6,428,000	10,822,000	10,672,000
Federal funds sold	86,283,000	104,879,000	78,012,000

Total cash and cash equivalents	125,918,000	136,003,000	103,995,000

Securities available for sale	123,793,000	138,314,000	135,660,000
Federal Home Loan Bank stock	11,961,000	11,961,000	11,961,000

Loans	1,075,487,000	1,041,189,000	1,035,288,000
Allowance for loan losses	(25,195,000)	(28,677,000)	(27,762,000)

Loans, net	1,050,292,000	1,012,512,000	1,007,526,000

Premises and equipment, net	25,159,000	25,919,000	26,100,000
Bank owned life insurance	51,073,000	50,048,000	49,690,000
Accrued interest receivable	3,777,000	3,874,000	3,939,000
Other real estate owned and repossessed assets	3,549,000	6,970,000	11,160,000
Net deferred tax asset	19,771,000	22,015,000	22,801,000
Other assets	6,710,000	15,310,000	15,532,000

Total assets	$1,422,003,000	$1,422,926,000	$1,388,364,000

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Noninterest-bearing	$216,055,000	$190,241,000	$166,890,000
Interest-bearing	905,454,000	944,963,000	940,676,000

Total deposits	1,121,509,000	1,135,204,000	1,107,566,000

Securities sold under agreements to repurchase	65,680,000	64,765,000	60,031,000
Federal Home Loan Bank advances	45,000,000	35,000,000	35,000,000
Subordinated debentures	32,990,000	32,990,000	32,990,000
Accrued interest and other liabilities	6,990,000	8,377,000	8,219,000

Total liabilities	1,272,169,000	1,276,336,000	1,243,806,000

SHAREHOLDERS’ EQUITY
Common stock	163,629,000	166,074,000	166,728,000
Retained earnings (deficit)	(9,264,000)	(21,134,000)	(24,183,000)
Accumulated other comprehensive income (loss)	(4,531,000)	1,650,000	2,013,000

Total shareholders’ equity	149,834,000	146,590,000	144,558,000

Total liabilities and shareholders’ equity	$1,422,003,000	$1,422,926,000	$1,388,364,000

Mercantile Bank Corporation

Third Quarter 2013 Results

MERCANTILE BANK CORPORATION

CONSOLIDATED REPORTS OF OPERATIONS

	THREE MONTHS ENDED September 30, 2013	THREE MONTHS ENDED September 30, 2012	NINE MONTHS ENDED September 30, 2013	NINE MONTHS ENDED September 30, 2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
INTEREST INCOME
Loans, including fees	$13,411,000	$13,386,000	$38,944,000	$40,653,000
Investment securities	1,214,000	1,328,000	3,780,000	4,460,000
Federal funds sold	38,000	46,000	127,000	116,000
Interest-bearing deposit balances	4,000	8,000	17,000	22,000

Total interest income	14,667,000	14,768,000	42,868,000	45,251,000

INTEREST EXPENSE
Deposits	2,190,000	2,728,000	6,733,000	8,581,000
Short-term borrowings	19,000	39,000	57,000	130,000
Federal Home Loan Bank advances	141,000	183,000	379,000	871,000
Other borrowed money	323,000	234,000	938,000	705,000

Total interest expense	2,673,000	3,184,000	8,107,000	10,287,000

Net interest income	11,994,000	11,584,000	34,761,000	34,964,000

Provision for loan losses	(1,700,000)	(400,000)	(4,700,000)	(3,400,000)

Net interest income after provision for loan losses	13,694,000	11,984,000	39,461,000	38,364,000

NONINTEREST INCOME
Service charges on accounts	397,000	378,000	1,155,000	1,142,000
Other income	1,286,000	1,679,000	4,126,000	4,789,000

Total noninterest income	1,683,000	2,057,000	5,281,000	5,931,000

NONINTEREST EXPENSE
Salaries and benefits	5,256,000	4,849,000	15,094,000	14,394,000
Occupancy	639,000	598,000	1,921,000	1,947,000
Furniture and equipment	242,000	282,000	754,000	888,000
Nonperforming asset costs	373,000	1,576,000	783,000	4,931,000
FDIC insurance costs	184,000	294,000	604,000	894,000
Merger-related costs	719,000	0	779,000	0
Other expense	2,509,000	2,586,000	7,383,000	7,389,000

Total noninterest expense	9,922,000	10,185,000	27,318,000	30,443,000

Income before federal income tax expense	5,455,000	3,856,000	17,424,000	13,852,000

Federal income tax expense	2,002,000	1,240,000	5,554,000	4,365,000

Net income	3,453,000	2,616,000	11,870,000	9,487,000

Preferred stock dividends and accretion	0	0	0	1,030,000

Net income attributable to common shares	$3,453,000	$2,616,000	$11,870,000	$8,457,000

Basic earnings per share	$0.40	$0.30	$1.36	$0.98
Diluted earnings per share	$0.40	$0.30	$1.36	$0.95

Average basic shares outstanding	8,707,038	8,622,719	8,706,133	8,612,831
Average diluted shares outstanding	8,725,268	8,653,751	8,719,956	8,896,728

Mercantile Bank Corporation

Third Quarter 2013 Results

MERCANTILE BANK CORPORATION

CONSOLIDATED FINANCIAL HIGHLIGHTS

(Unaudited)

	Quarterly					Year-To-Date
(dollars in thousands except per share data)	2013	2013	2013	2012	2012
	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2013	2012
EARNINGS
Net interest income	$11,994	11,312	11,454	11,737	11,584	34,761	34,964
Provision for loan losses	$(1,700)	(1,500)	(1,500)	300	(400)	(4,700)	(3,400)
Noninterest income	$1,683	1,772	1,827	2,063	2,057	5,281	5,931
Noninterest expense	$9,922	8,813	8,584	9,180	10,185	27,318	30,443
Net income before federal income tax expense	$5,455	5,771	6,197	4,320	3,856	17,424	13,852
Net income	$3,453	4,016	4,400	3,049	2,616	11,870	9,487
Net income common shares	$3,453	4,016	4,400	3,049	2,616	11,870	8,457
Basic earnings per share	$0.40	0.46	0.51	0.35	0.30	1.36	0.98
Diluted earnings per share	$0.40	0.46	0.50	0.35	0.30	1.36	0.95
Average basic shares outstanding	8,707,038	8,705,667	8,705,677	8,662,034	8,622,719	8,706,133	8,612,831
Average diluted shares outstanding	8,725,268	8,718,649	8,718,601	8,674,342	8,653,751	8,719,956	8,896,728

PERFORMANCE RATIOS
Return on average assets	0.99%	1.18%	1.28%	0.85%	0.75%	1.15%	0.80%
Return on average equity	9.15%	10.70%	12.07%	8.27%	7.19%	10.63%	7.24%
Net interest margin (fully tax-equivalent)	3.76%	3.66%	3.68%	3.62%	3.67%	3.69%	3.67%
Efficiency ratio	72.55%	67.36%	64.63%	66.52%	74.66%	68.22%	74.44%
Full-time equivalent employees	239	239	231	232	230	239	230

CAPITAL
Period-ending equity to assets	10.54%	11.23%	10.81%	10.30%	10.41%	10.54%	10.41%
Tier 1 leverage capital ratio	12.57%	12.52%	12.01%	11.31%	11.40%	12.57%	11.40%
Tier 1 risk-based capital ratio	14.08%	14.17%	14.12%	13.37%	13.34%	14.08%	13.34%
Total risk-based capital ratio	15.34%	15.43%	15.38%	14.64%	14.61%	15.34%	14.61%
Book value per common share	$17.21	17.34	17.20	16.84	16.74	17.21	16.74
Cash dividend per common share	$0.12	0.11	0.10	0.09	0.00	0.33	0.00

ASSET QUALITY
Gross loan charge-offs	$85	382	2,415	1,469	1,891	2,882	11,175
Net loan charge-offs (recoveries)	$(1,948)	(411)	1,142	(615)	1,527	(1,217)	5,370
Net loan charge-offs to average loans	(0.72%)	(0.16%)	0.45%	(0.24%)	0.58%	(0.16%)	0.68%
Allowance for loan losses	$25,195	24,947	26,035	28,677	27,762	25,195	27,762
Allowance for loan losses to total loans	2.34%	2.36%	2.55%	2.75%	2.68%	2.34%	2.68%
Nonperforming loans	$8,609	10,526	12,394	18,970	24,782	8,609	24,782
Other real estate and repossessed assets	$3,549	3,916	6,506	6,970	11,160	3,549	11,160
Nonperforming assets to total assets	0.86%	1.07%	1.36%	1.82%	2.59%	0.86%	2.59%

END OF PERIOD BALANCES
Loans	$1,075,487	1,058,662	1,022,956	1,041,189	1,035,288	1,075,487	1,035,288
Total earning assets (before allowance)	$1,303,952	1,241,945	1,275,325	1,307,165	1,271,593	1,303,952	1,271,593
Total assets	$1,422,003	1,343,750	1,385,355	1,422,926	1,388,364	1,422,003	1,388,364
Deposits	$1,121,509	1,061,315	1,092,790	1,135,204	1,107,566	1,121,509	1,107,566
Shareholders’ equity	$149,834	150,938	149,692	146,590	144,558	149,834	144,558

AVERAGE BALANCES
Loans	$1,072,199	1,044,527	1,032,066	1,022,047	1,042,370	1,049,744	1,058,470
Total earning assets (before allowance)	$1,274,532	1,253,661	1,278,824	1,299,623	1,269,836	1,268,990	1,284,706
Total assets	$1,378,412	1,364,370	1,388,900	1,417,621	1,387,519	1,377,220	1,401,572
Deposits	$1,086,253	1,075,761	1,098,996	1,127,706	1,109,817	1,086,957	1,104,739
Shareholders’ equity	$149,785	150,478	147,783	146,244	144,251	149,356	155,634